Exhibit 99.6

POET TECHNOLOGIES INC.
Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies mails Proxy Material

Toronto, ON, and Storrs, CT, July 11, 2014 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (the “Company”) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced that, with respect to the Annual and Special Meeting of shareholders (“AGM”) to be held in Storrs, CT on August 12, 2014, the Proxy Materials are being sent to shareholders shortly using the Notice and Access method.  As such, registered shareholders should be receiving a proxy by mail and non-registered shareholder should be receiving a voting instruction form.  PDF copies of the Proxy Material, which includes the Notice & Information Circular booklet, will be filed on SEDAR www.sedar.com and will also be available for download from the Company’s website at www.poet-technologies.com/agm.  Shareholders will be able to obtain a printed copy by contacting the Secretary of the Company or Equity Financial Services Inc.

In addition to the usual matters to be presented at the AGM, including the appointment of auditors and election of directors, shareholders will be asked to consider an ordinary resolution to approve the Stock Option Plan (the “SOP”) as amended for 2014, an ordinary resolution to approve amendments to By-Law No. 1 (the “By-Law Amendment”), a special resolution authorizing, subject to regulatory approval, the consolidation of the Company shares on the basis of one new share for a maximum of every five pre-consolidation shares (the “Consolidation”), and an ordinary resolution to approve a Shareholders’ Rights Plan (the “SRP”).

The SOP was amended to bring it in line with the current TSXV Policies, to increase the number of shares reserved (the “Fixed Number”) under the SOP to 31,925,000 and to change the form of Option Agreement.  The new Fixed Number represents about 20% of the current issued and outstanding shares of the Company and a net increase of 5,450,000 from the 2013 SOP.  An aggregate of 481,250 shares were issued pursuant to option exercises under the SOP since the last AGM held on June 21, 2013.

The purpose of the By-Law amendment is to incorporate changes required to allow the Company to utilize the Direct Registration System (DRS) for the issuance of shares of the Company.  The potential benefits and risks of the Consolidation are set out in the Information Circular. The SRP is designed to ensure fair treatment for all shareholders in the event of a take-over bid and to provide shareholders and the Directors with adequate time to evaluate any bid for the Company and the opportunity to maximize shareholder value in the event of any such bid. The details of the SRP are summarized in the Information Circular.

The Directors have approved these proposed changes as they believe they are in the best interests of the shareholders.

Non-registered shareholders wishing to attend the AGM and vote in person, must appoint themselves as proxyholder and submit their voting instruction form at least 48 hours before the Meeting.

Following the AGM, shareholders will, again this year, be provided with the opportunity to tour the ODIS lab facility showcasing the intricacy of the POET breakthrough technology.

If you plan to attend the AGM and wish to stay overnight at the Nathan Hale Inn, please call them directly to make a reservation (tel: 860-427-7888).  There are a limited number of rooms being held for POET shareholders.  Identify yourself as part of the POET Group to receive the reduced rate being offered on a first come first serve basis.

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About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer.  With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones.  The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC
Tel: (908) 251-9869
Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.